                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                               Lante Corporation
                   -----------------------------------------
                               (Name of Issuer)

                                 Common Stock
            -------------------------------------------------------
                        (Title of Class of Securities)

                                  516540-10-1
                          ---------------------------
                                (CUSIP Number)

                               December 31, 2000
                -----------------------------------------------
             Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]    Rule 13d-1(b)
[_]    Rule 13d-1(c)
[X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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----------------------------                             -----------------------
  CUSIP No.516540-10-1                     13G             Page 2 of 6 Pages
----------------------------                             -----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Name: C.Rudy Puryear
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          2,365,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          2,365,500
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      2,365,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      5.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12.
      IN
------------------------------------------------------------------------------

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-----------------------                                   ----------------------
 CUSIP No.516540-10-1                  13G                 Page 3 of Pages
-----------------------                                   ----------------------


Item 1(a)         Name of Issuer:   Lante Corporation

      (b)         Address of Issuer's Principal Executive Offices:

                               161 North Clark Street, Suite 4900
                               Chicago, Illinois  60601

Item 2(a)         Name of Person Filing:
                               C. Rudy Puryear

      (b)         Address of Principal Business Office:
                               Lante Corporation
                               161 North Clark Street, Suite 4900
                               Chicago, Illinois 60601

      (c)         Citizenship:
                               USA

      (d)         Title of Class of Securities:

                  Common Stock, par value $0.01 per share

      (e)         CUSIP Number:
                               516540-10-1

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

                  (a)   [__]     Broker or dealer registered under Section 15
                                 of the Exchange Act;

                  (b)   [__]     Bank as defined in Section 3(a)(6) of the
                                 Exchange Act;

                  (c)   [__]     Insurance company as defined in Section
                                 3(a)(19) of the Exchange Act;

                  (d)   [__]     Investment company registered under Section
                                 8 of the Investment Company Act;

                  (e)   [__]     An investment adviser in accordance with
                                 Rule 13d-1(b)(1)(ii)(E);

                  (f)   [__]     An  employee benefit plan or endowment
                                 fund in accordance with Rule
                                 13d-1(b)(1)(ii)(F);

                  (g)   [__]     A  parent  holding   company  or  control
                                 person  in  accordance   with  Rule
                                 13d-1(b)(ii)(G);

                  (h)   [__]     A savings  association  as  defined  in
                                 Section  3(b) of the  Federal  Deposit
                                 Insurance Act;
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 CUSIP No.516540-10-1                  13G                 Page 4 of 6 Pages
-----------------------                                   ----------------------



                  (i)   [__]     A church plan that is excluded from the
                                 definition  of an  investment  company
                                 under Section 3(c)(14) of the Investment
                                 Company Act;

                  (j)   [__]     Group, in accordance with Rule
                                 13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4   Ownership:

         (a)      Amount beneficially owned:

                  2,365,500*

         (b)      Percent of Class:

                  5.9%**

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:

                           2,365,500*

                  (ii)     shared power to vote or to direct the vote:

                           0

                  (iii) sole power to dispose or to direct the disposition of:

                           2,365,500*

                  (iv) shared power to dispose or to direct the disposition of:

                           0

* Does not include 80,000 shares in the aggregate held in trust by family members of Mr. Puryear as to which Mr. Puryear disclaims beneficial ownership.
** If the 80,000 shares of common stock as to which Mr. Puryear disclaims beneficial ownership were included in the amount beneficially owed by Mr. Puryear, he would be deemed to beneficially own 6.1% of the outstanding shares of common stock.
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-----------------------                                   ----------------------
 CUSIP No.516540-10-1                  13G                 Page 5 of 6 Pages
-----------------------                                   ----------------------


Item 5   Ownership of Five Percent or Less of a Class:
                                    Not Applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person:
                                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                                    Not Applicable.

Item 8   Identification and Classification of Members of the Group:
                                    Not Applicable.

Item 9   Notice of Dissolution of Group:
                                    Not Applicable.

Item 10  Certification:

                                    Not Applicable.
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-----------------------                                   ----------------------
 CUSIP No.516540-10-1                  13G                 Page 6 of 6 Pages
-----------------------                                   ----------------------


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2001



/s/ C. Rudy Puryear
---------------------
   C. Rudy Puryear